December 6, 2018

VIA EDGAR

Elisabeth M. Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street NE
Washington DC 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Ms. Bentzinger:

On September 27, 2018, Strategy Shares (the "Registrant"), on behalf of its series, the Strategy Shares Drawbridge Dynamic Allocation ETF (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement"). In a telephone conversation on November 11, 2018, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Revisions to the summary prospectus have been carried over to the statutory prospectus.

General

Comment 1. Please add filing date and Securities Act and Investment Company Act numbers to the facing sheet.

Response. The Registrant has added filing date and Securities Act and Investment Company Act numbers to the facing sheet.

Prospectus

Comment 2. Please update on EDGAR the ticker symbol for the Fund once available.

Response. The Registrant undertakes to, or has added, the ticker symbol to EDGAR.

Comment 3. With respect to the fee table in footnote 3, please include reference to the fact that recaptured amounts will be taken into account when determining whether or not recapture is permissible.

4820-5024-8571.1

Response. The Registrant has edited the disclosures to state that recaptured amount will be taken into account when determining whether or not recapture is permissible.

Comment 4. In the expense example replace the word "contracted" with the word "contractual."

Response. The Registrant has made the requested revision.

Comment 5. Under Principal Investment Strategies, please provide a definition of inverse ETF and clarify whether or not inverse ETFs will be used only during unfavorable market conditions or whether they are part of the core strategy.

Response. The Registrant has included a definition of inverse ETF. The Registrant has clarified that inverse ETFs will be used only during unfavorable market conditions.

Comment 6. With respect to the models described, please clarify the ranking to state the Fund will "choose" rather than seek to select.

Response. The Registrant has amended disclosures remove vague or uncertain references such as "seek" and replaced them with "choose."

Comment 7. When referring to the ETFs selected please clarify that it will be more than just one ETF.

Response. The Registrant has amended disclosures to refer to ETFs in the plural.

Comment 8. With respect to junk bonds, please state if the Fund is permitted to buy bonds that are in default.

Response. The Registrant supplementally confirms that defaulted bonds are not part of its principal strategy.

Comment 9. Under Principal Investment Risks, please add "and bond" to Market Risk.

Response. The Registrant has made the requested revision.

Comment 10. Because the Fund recites Real Estate REIT Risk, please include a description of sub-prime risks if this will be a part of the Fund strategy.

Response. The Registrant supplementally confirms that sub-prime real estate related assets are not part of its principal strategy.

Comment 11. Please simplify or clarify underlying fund risks since only exchange-traded funds are part of the underlying funds for this Fund.

Response. Upon review, the Registrant believes that presenting underlying fund risk as a separate risk is illuminating to prospective shareholders because this approach distinguishes the ETF structure risk of the Fund itself as an ETF from the risks of investing in other ETFs as underlying fund investment vehicles. Consequently, the Registrant respectfully declines to amend related disclosures.

Comment 12. Supplementally, please provide an example of a broad-based security market index that the Fund anticipates using as its benchmark index.

Response. The Registrant anticipates using MSCI ACWI as its broad-based security market index.

Comment 13. When describing Drawbridge Strategies, LLC, please describe a greater description for shareholders.

Response. The Registrant has included a reference to a "financial consulting and index creation firm" when describing Drawbridge Strategies, LLC.

Comment 14. Please endeavor to make the summary portion of the prospectus a genuine summary as it appears that the summary and the statutory portion are identical.

Response. The Registrant has made reductions in the length of summary prospectus disclosures.

Comment 15. On page 12 paragraph 3, there is a reference to mathematical rankings. Please provide a plain English explanation about these mathematical rankings.

Response. The Registrant has included more descriptive information of a "plain English" nature.

Comment 16. Please add limited history of operations to Non-Principal Risks.

Response. The Registrant has made the requested addition.

Comment 17. Please confirm supplementally that cash and cash items risk is a Non-Principal Risk.

Response. The Registrant so confirms.

Comment 18. With respect to duration risks, please include a recitation that higher duration is associated with higher volatility and higher price risk. Additionally, please include an example of duration.

Response. The Registrant has included the requested recitation and included the following example of duration. "Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in price."

Comment 19. Under the description of intra-day pricing, if the Fund anticipates using stale values, please provide disclosure that alerts shareholders that this might affect the accuracy of the intra-day values.

Response. The Registrant does not anticipate using stale values.

Comment 20. On page 44, trustee deliberations with respect to the investment advisor should be referred to as available in 2019.

Response. The Registrant has made the requested revision.

Comment 21. On page 44, please include the recitation from the footnote 3 in the Fee Table regarding taking into account the effect of recapture of previously waived fees and recite that recapture may be made three years from the date of waiver, not three fiscal years following the year of waiver.

Response. The Registrant has made the requested revisions.

Comment 22. On page 50, the word "and" is missing from the sentence, when it refers to logging on to the internet.

Response. The Registrant included "and" in the disclosure.

Statement of Additional Information

Comment 23. On page 32, please add a recitation that trustee ownership as a group is less than 1%.

Response. The Registrant has made the requested amendment.

Comment 24. On page 34, please include the expense limitations recapture provisions as described above.

Response. The Registrant has made the requested revision.

Comment 25. On page 35, please provide a greater description of the means by which which the sub-advisor is paid. Reference to 73% is too vague.

Response. The Registrant has revised disclosures to clarify the mechanism for the adviser to compensate the sub-adviser as follows. "As compensation for the sub-advisory services it provides to the Fund, the Advisor pays the Sub-Advisor 73% of the net management fees that the Advisor receives from the Fund. For this purpose, "net management fees" mean the management fees collected from the Fund (net of fee waivers/reimbursements due to the expense cap) less any other expenses agreed upon by the Advisor and Sub-Advisor."

Part C

Comment 26. In Part C, with respect to exhibit (d)(2), please confirm that this exhibit includes the Fund.

Response. The Registrant so confirms.

Comment 27. Part C, please include final conformed versions of all documents referred to as "form of."

Response. The Registrant has replaced form of documents with conformed versions.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport